NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA
Darrick M. Mix DIRECT DIAL: +1 215 979 1206 PERSONAL FAX: +1 215 405 2906 E-MAIL: dmix@duanemorris.com
www.duanemorris.com

July 24, 2020

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Virios Therapeutics, LLC, an Alabama limited liability company (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The Company hereby confirms that the Registration Statement and all amendments thereto will be publicly filed with the Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please contact the undersigned at (215) 979-1206 or at the email address above if you have any questions regarding the foregoing.

Sincerely,

/s/ Darrick M. Mix

Darrick M. Mix

Duane Morris llp
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020